SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        Bio-Solutions International, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
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                         (Title of Class of Securities)

                                   09058G 10 6
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                                 (CUSIP Number)

                                  Charles Adams
                                3807 Hardy Street
                              Hattiesburg, MS39402
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 6, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [ ].

         NOTE:  Schedules  filed in paper format shall include a signed original
and  five  copies  of  the  schedule,   including  all  exhibits.   See  Section
240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No.     09058G 10 6
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1)   Names of Reporting  Persons/  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                Charles Adams

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
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3)   SEC Use Only

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4)   Sources of Funds (See Instructions):    PF

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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6)  Citizenship  or  Place  of  Organization:     U.S.

Number of              (7)   Sole Voting Power:                     25,038
Shares Bene-
ficially               (8)   Shared Voting Power                      -0-
Owned by
Each Report-           (9)   Sole Dispositive Power:                25,038
ing Person
With                   (10)  Shared Dispositive Power                 -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                25,038

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12)  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions)

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

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13)  Percent  of Class  Represented  by  Amount  in Row  (11):

                26%

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14)  Type  of  Reporting  Person  (See  Instructions):   IN

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Item 1.   Security and Issuer

         This statement relates to the common stock, $0.0001 par value ("Common Stock") of Bio-Solutions International, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 3807 Hardy Street, Hattiesburg, MS 39402.

Item 2.   Identity and Background

         This statement is filed by Charles Adams, an individual. Mr. Adams' principal occupation is that of Chairman and President of the Issuer. Mr. Adams' business address is 3807 Hardy Street, Hattiesburg, MS 39402.

         During the last five (5) years, Mr. Adams has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five (5) years, Mr. Adams has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Mr. Adams is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration

         On February 6, 2001, Charles Adams entered into an agreement with Thomas A. Urrea, Richard A. Urrea, Francisco Urrea, Matthew Urrea, Daniel R. Urrea, Maria C. Urrea, and Theresa Urrea, whereby Mr. Adams and Mr. Joseph Ashley purchased 5,007,867 shares (50% each) of Common Stock, in exchange for cash in the amount of $75,000 ($37,500 each). The source of the cash was from Mr. Adams' and Mr. Ashley's personal funds. These transactions resulted in Mr. Adams becoming one of two controlling shareholders of the Company.

Item 4.   Purpose of Transaction

         The purpose of the transaction was to grant control of the Issuer to Mr. Adams and Mr. Ashley. Mr. Adams' 25,038 shares (after a one (1) to one hundred (100) reverse split) of Common Stock is part of Mr. Adams' investment portfolio. Mr. Adams is an affiliate shareholder of the Issuer, and is seeking to promote the existing business of the Issuer.

         Mr. Adams reserves the right to actively pursue various proposals which could relate to or would result in:

    a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    b.     An  extraordinary  corporate   transaction,   such   as   a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    e. Any material change in the present capitalization or dividend policy of the Issuer;

    f. Any other material change in the Issuer's business or corporate structure;

    g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    h. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

    i.     Any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer

         As of February 9, 2001, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

         The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

         No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

         Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2001


/s/ Charles Adams
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Charles Adams